

Strategic repositioning in the US
Presentation to investors
September 2000

Summary

- **Strategic vision**
- **DLJ transaction**
- **Proposed minority buy-out of AXA Financial**

AXA strategic vision

- *Ambition*
  To be the worldwide leader in financial protection and wealth accumulation services

- *Business scope*
  Financial protection:
  • Insurance and asset management
  • Expanding to broader personal financial services



AXA strategic vision

- **Target Customers**

  - **Individual customers over their lifetime**

  - **Wholesale customers where AXA can leverage strong market positions and generate synergies with other lines of business**

- **Geographic Scope**

  - **Priority is major developed markets: North America, Western Europe, Japan**

  - **AXA also operates in other markets where sizeable and profitable activities can be built in a stable environment**



DLJ transaction

- Rationale
- Characteristics of transaction
- Financial impact

Rationale for DLJ transaction (1/2)
From DLJ's perspective

- DLJ has had a brilliant track record in the 1990s
- BUT
  - European expansion needs to be accelerated and complemented by Asian expansion as the investment banking industry becomes more global
  - International deals are becoming larger; with one stop shopping as a common feature, they require strong balance sheet and ability to underwrite large amounts of debt as well as equity
  - Cost of talent is increasing
- THEREFORE
  - Increasing need to partner with another large investment bank
- The transaction will create a leading global investment bank



Rationale for DLJ transaction (2/2)
From AXA's perspective

- **AXA is not willing to increase its exposure to investment banking**

- **DLJ implies risk & creates volatility for AXA earnings and AXA stock**

- **Sale creates financial flexibility and allows strategic repositioning**

- **Credit Suisse Group's offer is financially attractive**



Transaction characteristics (1/3)

Credit Suisse Group (CS) offers to buy DLJ

- **Total transaction amounts to $ 13.5 billion on a fully diluted basis**
- **It amounts to $ 11.5 billion on outstanding DLJ shares:**
  - **50% cash**
  - **50% CS stock**
- **Minority shareholders will receive only cash**



Transaction characteristics (2/3)

Based on exchange rate and Credit Suisse Group stock price as of August 28, the transaction values DLJ at $ 90 per share

- **IPO in late October 1995 at $ 13.5**

- **47.4% premium over market price as of August 25 ($ 61.0)**

- **92.5% premium over 90 day average market price ($46.7)**

- **Multiples: PER of 21.5; 3.4 times book value (fully diluted)**



Transaction characteristics (3/3)

- **AXA Group will receive (for 90.4 million shares of DLJ):**
  - **$ 2.4 billion in cash**
  - **25.7 million Credit Suisse Group shares (valued at $ 5.7 billion)**
- **CS has offered to repurchase from AXA Group at market price $ 1.2 billion of shares at transaction closing (in November 2000)**
- **AXA will manage liquidity of its investment in CS stock in close coordination with CS**



Financial impact of transaction

- **At AXA Financial level**
  - Gross proceeds: $ 8.0 bn
  - Assuming proceeds are being reinvested at 11% pre-tax rate, EPS remains stable

- **At AXA Group level**
  - Gross proceeds: $ 8.1 bn
  - Based on $ 90 per DLJ share and a $ 0.89 / Euro exchange rate, after tax profit on disposal would amount to Euro 2.1 billion in AXA's consolidated accounts



Proposed minority buy-out of AXA Financial

- **Characteristics of offer**
- **Financial impact**
- **Rationale**

Characteristics of offer

- AXA offers to buy out the minority interests (39.7%) in AXA Financial (AXF)

- Under this proposal, AXF shareholders would receive, for each AXF share, consideration consisting of:
  - $ 32.1 in cash
  - 0.271 AXA ADR

- On the basis of August 29th, 2000 closing price of AXA ADR, the offer amounts at $53.5 per share:
  - 21.8% premium over 30 day average market price ($43.9
  - 35.5% premium over 90 day average market price ($39.5

- Offer conditional upon closing of DLJ transaction

- Offer will be negotiated with special committee of independent directors of AXA Financial



Financial impact of transaction

- **Total transaction amounts at $ 9.2 billion on 172 million outstanding AXF shares**

- **Net amount of goodwill created would amount to Euro 3.5 billion
(after assuming partial charge of goodwill to equity)**

- **Transaction would be neutral to slightly accretive on AXA cash EPS (pre goodwill amortization)**



Rationale for proposed minority buy-out of AXA Financial

- Increase proportion of AXA earnings coming from US life insurance and asset management

- Take full benefit of future profits emerging from AXA Financial

- Develop synergies and move towards more operational integration of AXA's businesses worldwide

- Facilitate M&A activity by AXA in the US, AXA stock being a more effective acquisition currency

- Take advantage of the opportunity offered by the sale of DLJ



APPENDIX

Breakdown of 1999 revenues



Before transaction

Total Euro 67.8 billion

After transaction

Total Euro 58.1 billion



P&C insurance

Life insurance

55%

21%

5%

3%

16%

International insurance

Asset management

Other financial services



P&C insurance

Life insurance

25%

65%

5%

3%

2%

International insurance

Asset management

Other financial services







Breakdown of 1999 net income*

	Before transaction	After transaction
Life insurance	57%	67%
- of which USA	14%	24%
P&C insurance	30%	29%
International insurance	(3)%	(3)%
Asset management	4%	4%
Other Financial services	12%	0%

* excluding holding companies and one-off impact of GRE consolidation



Important legal information

This presentation contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of ris uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are no limited to, the risk that AXA and AXA Financial will not enter into the proposed transaction or any other transaction; the costs related to this proposed transaction; risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated that could adversely aff our businesses and financial performance contained in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission (the "SEC"). Neither AXA Financial nor AXA is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The structure of the proposed transaction between AXA and AXA Financial has not yet been agreed. If the agreed structure of the transaction requires the solicitation of proxies, AXA and AXA Financial will file a proxy statement/prospectus and other relevant documents concerning the business combination with the SEC. If the agreed structure of the proposed transaction involves a tender offer, then the complete details of AXA's registered exchange offer will be set forth in a exchange offer registration statement and other appropriate filings to be made with the SEC. **We urge investors to read the proxy statement/prospectus, the exchange offer registration statement and any other relevant documents that may be filed with the SEC because they will contain important informatio**

If proxies are solicited from the AXA Financial stockholders, AXA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of AXA Financial in favor of the merger. The directors and executive officers of AXA Financial include the following Claude Bébéar, Henri De Castries, Edward D. Miller, Michael Hegarty, John S. Chalsty, Françoise Colloc'h, Claus-Michel Dill, Joseph L. Dionne, Jean-René Four Donald J. Greene, Anthony J. Hamilton, John T. Hartley, John H. F. Haskell, Jr., Nina Henderson, W. Edwin Jarmain, Didier Pineau-Valencienne, George J. Sella Jr., Peter J. Tobin, Dave H. Williams, Stanley B. Tulin, José S. Suquet and Robert E. Garber. Collectively, as of March 1, 2000, the directors and executive office of AXA Financial may be deemed to beneficially own less than 1% of the outstanding shares of AXA Financial common stock. Security holders of AXA Financial m obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when and if it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investors will be able to obtain any documents filed with the SEC relating to a proxy solicitation free of charge at the SEC's website, www.sec.gov., and any documents (excluding exhibits) filed with the SEC relating to an exchange offer from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D. 20549, Telephone: (202) 942-8090, Fax: (202) 628-9001, Email: publicinfo@sec.gov. In addition, documents filed with the SEC by AXA will be available free of charge from the General Counsel, AXA, 21 Avenue Matignon, 75008 Paris, Telephone No.: 011-33-1-40-75-72-00. Documents filed with the SEC by AXA Financ will be available free of charge from Financial Communications, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10036, Telephone No.: (212) 5 1234.